BrokerTec Americas LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

1. Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two Members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition include all adjustments necessary to present fairly the financial position at March 31, 2016 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial condition for the reporting date. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2016 include approximately $104,060 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by one major financial institution. Additionally at March 31, 2016, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major financial institution.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(dollars in thousands)

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of March 31, 2016, there was an allowance of $25.

(d) Income Taxes

The Company flows up into a corporation (BTHI), and therefore records its share of the income tax provision on its separate company financial statements.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. As a single member limited liability company, the Company is treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with the parent. For the year ended March 31, 2016, the Company files as part of the consolidated federal income tax return and certain state and local tax returns of BTHI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the Statement of Financial Condition. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2016 include approximately $6,681 of accrued compensation and related expenses, and $2,814 of other accrued expenses.

4. Income Taxes

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2016, the Company had $3,856 of net deferred tax assets. This balance is comprised of deferred tax assets of $3,856 resulting from temporary differences primarily related to deferred compensation of 2,587, stock-based compensation of $107, bad debt provisions of $10, and prepaid expenses of $1,152. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the

(dollars in thousands)

Statement of Financial Condition. The Company has not settled any of the deferred tax asset with the parent and the deferred tax asset of $3,856 is a component of the income tax payable to affiliate in the Statement of Financial Condition.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2016.

The Company has recorded income tax payable owed to an affiliate of $16,388, which is reflected in income tax payable to affiliate within the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BTHI and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2010 and after.

5. **Cash Segregated Under Federal Regulations**

Cash in the amount of $3,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3.

6. **Receivables from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2016 consist of the following:

	Receivable			Payable
			Fails to receive	$ 44,326
Receivable from clearing brokers, dealers and clearing organizations	$ 219		Payable to clearing brokers, dealers and clearing organizations	1,494
	$ 219			$ 45,820

7. **Commitments and Contingencies**

Legal proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries, investigations and other litigations arising from the ordinary course of business.

(dollars in thousands)

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

8. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2016, an advance payment of $7,875 was paid to an affiliate under this agreement and therefore is reflected in receivable from affiliates in the Statement of Financial Condition.

The Company has payables to affiliates of $328 relating to commissions collected by the Company on behalf of its affiliates.

The Company has an income tax payable of $16,388 due to an affiliate.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

9. Employee Benefits

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

10. Stock Option Plans

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation*, ("ASC 718").

ICAP plc Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which requires certain executives to defer 25% of their annual cash bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2016 the total amount of stock grants outstanding was 93,237.

11. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

BrokerTec Americas LLC
Notes to Statement of Financial Condition
March 31, 2016

(dollars in thousands)

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company did not have any assets or liabilities classified as Level 3 at March 31, 2016.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At March 31, 2016 the Company's cash and cash equivalents are comprised of $104,060 cash held in demand deposit accounts.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2016 the Company did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2016			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 32,172	$ -	$ 32,172
Commissions receivable	-	14,647	-	14,647
Receivable from customers	-	79,458	-	79,458
Receivable from broker dealers and clearing organizations	-	219	-	219
Total	$ -	$ 126,496	$ -	$ 126,496
Liabilities:				
Payable to broker dealers and clearing organizations	$ -	$ 45,820	$ -	$ 45,820
Payable to customers	-	33,848	-	33,848
Total	$ -	$ 79,668	$ -	$ 79,668

7

(dollars in thousands)

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2016, the Company had net capital of $116,370 which was $114,782 in excess of its required net capital of $1,588.

13. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates and Pershing for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions for the Company at March 31, 2016 was approximately $85,184,545 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2016. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of March 31, 2016 or for the year then ended.